QEP 001

(On Company Letterhead)

CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].

October 5, 2006

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attention: Nili Shah

RE: Segment Results for the Company’s Canadian Operations

Dear Ms. Shah,

On Monday, October 2, the Company had discussions with the staff regarding its restated annual report on Form 10-K/A, and the issue of the disclosure of the Company’s Canadian operations as its own segment. The Company notes the staff’s comments, but does not believe its operations in Canada represent a separate operating segment as defined by SFAS 131. As outlined in the Company’s initial response dated July 7, 2006, in paragraph 10b. of SFAS 131, an operating segment is described as a component of an enterprise that:

a) engages is business activities from which it may earn revenue and incur expenses, b) whose operating results are viewed by the enterprise’s chief operating decision maker and c) for which discrete financial information is available.

As with all of the separate tax jurisdictions serviced by the Company, operations in Canada are accounted for in its own general ledger, but the results of operations in Canada are not reviewed by the Chief Operating Decision Maker (“CODM”) and resources are not allocated based on their reported results. The Canadian operations are viewed by the CODM as a part of the Company’s domestic operations.

The Company’s operations in Canada consist of a manufacturing operation and a sales infrastructure. The largest customers in Canada are home centers, including sales to Home Depot, which accounted for approximately {***} of Canada’s sales to external customers in fiscal 2006. The relationship with the home center customers is maintained in the U.S. and administered using U.S. resources. One individual, Leonard Gould, the Senior Vice-President of National Accounts, is responsible for the performance of the

QEP 002

home center customers. The sales efforts of the two divisions are the responsibility of one person, making it necessary to evaluate the performance of Canada and the U.S. together because management of the function is integrated. There is no separate general manager in place in Canada, and the responsibility for the performance of the operations is combined with operations in the U.S. and maintained by managers in the Corporate office. The two entities are managed together and the information that is reviewed by the CODM is presented together.

Generally, the discrete financial information forwarded to the Commission previously, which details the results of the Roberts subsidiary by its U.S. and Canadian divisions, is available primarily because the finance department needs to review and translate the information separately as part of the consolidation process. Many of the divisions disaggregated for the consolidation process were presented separately in the information provided to the Commission, but the existence of the reports corresponds with the presence of an individual general ledger and does not necessarily indicate a segment for internal management purposes.

Related to the aggregation of segment results, the Company discussed the aggregation criteria included in SFAS 131 in paragraph 17 in its initial response:

Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a. The nature of the products or services

b. The nature of the production process

c. The type or class of customer for their products and services

d. The methods used to distribute their products or provide their services

e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Both the Canadian and domestic operations sell the exact same tools, adhesives and flooring related products offered by the other. These products are sold to the same of home center stores and construction professionals, and the products sold are manufactured at the same locations or bought from the same suppliers. In fact, there is a substantial amount of product manufactured in Canada that is shipped directly to U.S. customers. For operational and management purposes, the two divisions are the same. As stated in SFAS 131:

The method the Board chose for what information to report is referred to as the management approach. The management approach is based on the way that management organizes the segments within the enterprise for making decisions and assessing performance. Consequently, the segments are evident from the structure of the enterprise’s internal organization…

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The discrete information available for the Company’s Canadian operations is not reviewed by internal management and the CODM. The information is not reviewed because the operations of the Company’s Canadian subsidiary are integrated with U.S. operations for management purposes. For this reason, the Company does not believe the proposed segment disclosure would provide the reader any additional insight into its operations and, as a result, does not believe the segregation of the results of its Canadian operation into its own reporting segment is appropriate.

Sincerely,

/s/ Stuart F. Fleischer
Stuart F. Fleischer
Chief Financial Officer